

August 27, 2020

Vincent T. Cubbage
Chief Executive Officer, President and Chairman of the Board
Tortoise Acquisition Corp. II
5100 W. 115th Place
Leawood, KS 66211

      Re: Tortoise Acquisition Corp. II
          Registration Statement on Form S-1
          Filed August 24, 2020
          File No. 333-248269

Dear Mr. Cubbage:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged, page 49

1. You disclose that "certain of our officers and directors currently serve in similar roles for Tortoise Acquisition I, a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting its own initial business combination," and at page 80 you state that your "management team will include all of the members of the management team of Tortoise Acquisition I." However, at page 28 you disclose that "Our sponsor, officers and directors have agreed, pursuant to a written letter agreement, not to participate in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial

business combination." Please file the executed version of the letter agreement you list as exhibit 10.2, and revise your prospectus to disclose the date of the referenced agreement and to clarify or reconcile any potential disclosure discrepancy.

2. We note that the registrant was formed as a Cayman Islands company approximately one month after Tortoise Acquisition I announced its proposed business combination with Hyliion. In light of the provision from your letter agreement regarding the timing and potential for similar endeavors by your officers and directors, tell us whether there are any formal or informal agreements among your sponsor and members of your management team to replicate the same business model or form additional blank check companies once you find a suitable target for the registrant. If such agreements exist, please disclose the particulars in the revised prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ramey Layne, Esq.